

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2020

Brian Grass
Chief Financial Officer
HELEN OF TROY LTD
1 Helen of Troy Plaza
El Paso, Texas 79912

Re: HELEN OF TROY LTD
Form 10-K for the fiscal year ended February 29, 2020
Filed April 29, 2020
File No. 001-14669

Dear Mr. Grass:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-K for the fiscal year ended February 29, 2020

Notes to Consolidated Financial Statements
Note 3 - Revenue Recognition, page 76

1. Please revise to clarify whether each of your non-customized consumer products represent a promised good that is a distinct performance obligation. Additionally, we note that you recognize revenue from contracts with customers at a single point in time. In this regard, please specify when you typically satisfy your performance obligations and your customer obtains control (e.g. upon shipment, upon delivery, etc.). Please also include the significant payment terms such as when payment is typically due. Refer to ASC 606-10-50-12.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing